EXHIBIT 99.7

Press Release

Total announces its 2017 third interim dividend

Paris, October 27, 2017 - The Board of Directors of Total met on October 26, 2017, and approved a 2017 third interim dividend of 0.62 euro per share. This interim dividend, unchanged compared to the proposed 2017 first and second interim dividends, is payable in euro according to the following timetable:

Ex-dividend date	March 19, 2018
Record date	March 16, 2018
Payment date in cash	April 9, 2018
or shares issued in lieu of cash

The Board of Directors will meet on March 14, 2018, to:

•	declare the 2017 third interim dividend;

•	offer, under the conditions set by the fourth resolution of the Combined Shareholders’ Meeting of May 26, 2017, the option for shareholders to receive the 2017 third interim dividend in cash or in new shares of the Company;

•	set the issuance price of the new shares with a discount between 0% and 10% based on the average opening price on the Euronext Paris for the 20 trading days preceding the Board of Directors’ meeting, and reduced by the amount of the 2017 third interim dividend;

•	set the period for shareholders to elect to receive the payment in new shares from March 19, 2018 to March 28, 2018, both dates inclusive; and

•	authorize the payment of the dividend in cash or the delivery of shares issued in lieu of the dividend in cash on April 9, 2018.

Holders of Total’s American Depositary Receipts (“ADRs”) will receive the 2017 third interim dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	March 15, 2018
ADR record date	March 16, 2018
ADR payment date in cash	April 16, 2018
or shares issued in lieu of cash

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investors Relations: +44 (0)207 719 7962 | ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.